ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Kathleen M. Nichols T +1 617 854 2418 F +1 617 951 7050 Kathleen.Nichols@ropesgray.com

March 1, 2024

via edgar

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Christina DiAngelo Fettig

Re:	Primark Meketa Private Equity Investments Fund (the “Fund”) (Registration Nos. 811-23583 and 333-239577)

Dear Ms. Fettig:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on February 8, 2024 with respect to the Sarbanes-Oxley Review of the Fund’s N-CSR filing for the fiscal year ended March 31, 2023. We respectfully submit this comment response letter on behalf of the Fund and have, for your convenience, summarized the Staff’s comments, followed by the Fund’s responses, in the main body of text below.

Form N-CSR

1.	Comment: Please enhance the “Management's Discussion of Fund Performance” in accordance with Instruction 4g to Item 24 of Form N-2 to more specifically discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund.

Response: The Fund will make the requested enhancements to management’s discussion of the Fund’s performance in future annual report filings on Form N-CSR.

2.	Comment: In reference to the Level 3 Investment table included at Note 2, please also disclose the weighted average of the range of inputs for Level 3 fair value measurements in accordance with FASB ASC 820-10-50-2(bbb).

Response: The Fund confirms that it will include the weighted average of the range of inputs for Level 3 fair value measurements in future report filings on Form N-CSR.

3.	Comment: With respect to discussion of fair valuation included in Note 2, please confirm with respect to the fiscal year ended March 31, 2023 and in future report filings whether there has been any change in valuation technique and if so, the reason for such change.

Response: The Fund confirms that (i) there has been no change in valuation techniques during the fiscal year ended March 31, 2023 and (ii) it will disclose future changes in valuation techniques, if any, and the reason for such change in future report filings on Form N-CSR.

4.	Comment: The Staff notes that the tax character of distributions is provided for the tax years ended September 30, 2022 and September 30, 2021. In future filings, please provide such information as of the Fund’s fiscal year ends.

Response: The Fund respectfully declines to make the requested change because the Fund has different tax and fiscal year ends. The Fund has selected a tax year end of September 30 and the tax information presented in the shareholder report is calculated as of the Fund’s tax year end pursuant to the Internal Revenue Code of 1986. The Fund will nonetheless include in future filings on Form N-CSR information as to the amount of income or gains distributed during the current fiscal year.

5.	Comment: In the section titled “Transactions with Related Parties and Other Service Providers,” please include the sub-advisory fee rate to be paid to the Fund’s sub-adviser in addition to that of the Fund’s investment adviser.

Response: The Fund will make the requested change in future filings on Form N-CSR.

6.	Comment: Please include the totals for each column reflected in the table included under the heading titled “5. Affiliated Investments.”

Response: The Fund will make the requested change in future filings on Form N-CSR.

7.	Comment: Include a statement in response to Item 24 of Form N-2 that “the SAI includes additional information about directors of the Registrant and is available, without charge, upon request, and a toll-free (or collect) telephone number and e-mail address, if any, for shareholders to use to request the SAI.”

Response: The Fund will make the requested change in future annual report filings on Form N-CSR.

8.	Comment: The information at Item 8(a)(1) of the Fund’s N-CSR filing provided in response to Item 13(a)(1) of Form N-CSR is provided as of the Fund’s fiscal year end March 31, 2023. Please provide such information as of the date of filing of the report.

Response: The Fund will make the requested change in future annual report filings on Form N-CSR.

9.	Comment: The information at Item 8(a)(2) of the Fund’s N-CSR filing provided in response to Item 13(a)(2) of Form N-CSR is provided as of the Fund’s fiscal year end March 31, 2023 for assets as of December 31, 2022. Please provide all such information as of the date of the Fund’s fiscal year end.

Response: The Fund will make the requested change in future annual report filings on Form N-CSR.

10.	Comment: Please provide the date of the information at Item 8(a)(3) of the Fund’s N-CSR filing provided in response to Item 13(a)(3) of Form N-CSR.

Response: The Fund will make the requested change in future annual report filings on Form N-CSR.

* * * * * *

We believe that this submission fully responds to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Michael Bell, Primark Advisors LLC Paulita A. Pike, Ropes & Gray LLP Gregory C. Davis, Ropes & Gray LLP Chelsea Childs, Ropes & Gray LLP